UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

_____________________________________________________________

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                   INTERNATIONAL TECHNOLOGY CORPORATION
                             (Name of Issuer)

                       Common Stock, par value $1.00
                      (Title of Class of Securities)

                                460465 10 7
                              (CUSIP Number)


                                     Copy to:
Raymond C. Marier                    William C. Ughetta
Secretary and General Counsel        Senior Vice President &
Corning Clinical Laboratories Inc.   General Counsel
One Malcolm Avenue                   Corning Incorporated
Teterboro, NJ 07608                  One Riverfront Plaza
                                     Corning, NY 14831
                                     Telephone: (607) 974-9000


(Name, Address and Telephone Number of
Person Authorized to Receive Notices and
Communications)


                           June 28, 1994
   (Date of Event which Requires Filing of this Statement)
     ______________________________________________________

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b) (3) or (4), check the following box _______ .

Check the following box if a fee is being paid with this statement X.

Exhibit index appears on page 6.

CUSIP No. 460465 10 7

(1)  Name of Reporting Person
     S. S. or IRS Identification No. of Above Person

     Corning Incorporated
     IRS Identification No.: 16-0393470

(2)  Check the Appropriate Box if a Member of a Group (See
Instructions)

___  (a) _____________________________________________________

 X   (b) _____________________________________________________
         _____________________________________________________

(3)  SEC Use Only ____________________________________________
     _________________________________________________________

(4)  Source of Funds (See Instructions):  WC
     _________________________________________________________

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to item 2(d) or 2(e)________________________

(6)  Citizenship or Place of Organization:  New York

Number of
  Shares     (7) Sole Voting Power: Corning Clinical Laboratories
Beneficially     Inc. 2,333,000 * ; Corning Incorporated-0
 Owned by    (8) Shared Voting Power:  0
   Each      (9) Sole Dispositive Power:  Corning Clinical
Reporting        Laboratories Inc. 2,333,000 *;  Corning
 Person          Incorporated - 0
   With     (10) Shared Dispositive Power  0


(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,333,000 * shares of Common Stock by Corning Clinical
     Laboratories Inc.

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See instructions)________________________________
     _________________________________________________________

(13) Percent of Class Represented by Amount in Row (11) ______
     _________________Approximately 6.2% *____________________

(14) Type of Reporting Person ___ HC _________________________

- -----
* This figure includes 2,000,000 shares of Common Stock that Corning Clinical Laboratories Inc. has a right to purchase pursuant to a warrant issued to it by the issuer.

CUSIP No. 460465 10 7

(1)  Name of Reporting Person
     S. S. or IRS Identification No. of Above Person

     Corning Clinical Laboratories Inc.
     IRS Identification No.:  16-1387862

(2)  Check the Appropriate Box if a Member of a Group (See
Instructions)

___  (a)  ____________________________________________________

  x  (b)  ____________________________________________________

(3)  SEC Use Only ____________________________________________
     _________________________________________________________

(4)  Source of Funds (See Instructions):  ______WC____________
     _________________________________________________________

(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to item 2(d) or 2(e) ___________________________

(6)  Citizenship or Place of Organization:  Delaware

Number of
 Shares        (7)  Sole Voting Power: Corning Clinical
Beneficially        Laboratories Inc. 2,333,000 ** ;  Corning
Owned by            Incorporated - 0
  Each         (8)  Shared Voting Power  - 0
Reporting      (9)  Sole Dispositive Power  Corning Clinical
 Person             Laboratories Inc. 2,333,000 **;  Corning
  With              Incorporated - 0
               (10) Shared Dispositive Power  0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,333,000 ** shares of Common Stock by Corning Clinical
     Laboratories Inc.

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See instructions) _______________________________
     _________________________________________________________

(13) Percent of Class Represented by Amount in Row (11) ______
     _________________ Approximately 6.2% **__________________

(14) Type of Reporting Person ____CO__________________________
     _________________________________________________________

- ---------
** This figure includes 2,000,000 shares of Common Stock that Corning Clinical Laboratories Inc. has a right to purchase pursuant to a warrant issued to it by the issuer.

Item 1.       Security and Issuer.

     This statement relates to the Common Stock, par value $1.00 per share (the "Shares"), of International Technology
Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 23456 Hawthorne
Boulevard, Torrance, CA  90508.


Item 2.       Identity and Background.

(a) - (c)

     This statement is filed by Corning Clinical Laboratories
Inc., a Delaware corporation formerly known as MetPath Inc. ("CCL"), and Corning Incorporated, a New York corporation ("Corning").
CCL is an indirect wholly owned subsidiary of Corning. Corning and its subsidiaries engage principally in the manufacture and sale of products made from specialty glasses and related inorganics materials having special properties of chemical stability, electrical resistance, heat resistance, light transmission and mechanical strength. In addition, Corning, through subsidiaries and affiliates, engages in laboratory service businesses, including life and environmental sciences and clinical laboratory testing at more than 50 facilities in ten countries.

     The principal executive office of CCL is One Malcolm Avenue, Teterboro, New Jersey 07608. The principal executive office of
Corning is One Riverfront Plaza, MP-HQ E2-10, Corning, New York
14831.

     The name, business or residence address and present principal occupation or employment of each of the executive officers and directors of CCL and Corning is as set forth in Appendix I hereto, which is incorporated by reference. Each of such individuals is a citizen of the United States.

(d) - (e)

     During the last five years, neither CCL nor Corning, nor to the best knowledge of CCL and Corning, none of the persons set forth in Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither CCL nor Corning, nor to the best of CCL's and Corning's knowledge, none of the persons set forth in
Schedule I, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.       Source and Amounts of Funds or Other Consideration.

     On June 28, 1994, CCL (then known as MetPath Inc.) purchased directly from the Company 333,000 shares and a warrant to purchase 2,000,000 Shares identified in Item 5 of the Statement for approximately $3.32 million of accounts receivable that had risen in the ordinary course of CCL's Enseco environmental testing services division (the "Enseco Receivables"). The purchase was part of the transaction in which CCL contributed the assets of its Enseco Division to Quanterra Incorporated, a newly organized Delaware corporation ("Quanterra"), for 1,056 shares of Class A Common Stock of Quanterra and IT Corporation, a California corporation and a wholly owned subsidiary of the Company ("IT"), contributed the assets of its environmental testing services division as well as the Enseco Receivables for 1,056 shares of Class B Common Stock of Quanterra. The shares of Class A Common Stock and Class B Common Stock that Quanterra issued to CCL and IT are the only outstanding shares of capital stock of Quanterra. In connection with the transaction, Quanterra assumed certain liabilities of CCL and IT.

Item 4.       Purpose of Transaction.

     CCL has purchased the Shares of the Company for investment purposes. Neither CCL nor Corning has any plans or proposals which relate to, or could result in any of the matters referred to, in paragraphs (a)-(-j) inclusive, of item 4 of Schedule 13D. Subject to CCL s contractual obligations described in Item 6, CCL reserves the right to review or reconsider its position with respect to any such matters.

Item 5.       Interest in Securities of the Issuer.

     (a) CCL, for purposes of the federal securities laws, is the beneficial owner of 2,333,000 Shares consisting of (1)
333,000 Shares purchased pursuant to a Securities Acquisition Agreement dated May 2, 1994 (the Securities Acquisition
Agreement) between the Company and CCL and (2) 2,000,000 Shares which CCL has the right to purchase for $5.00 per share through June 28, 1999 pursuant to a warrant (the Warrant ) issued by the Company to CCL pursuant to the Securities Acquisition Agreement.
To the best knowledge of CCL and Corning, none of the persons listed on Schedule I beneficially owned at the time of the event set forth on the first page of this statement any of the Company s Shares. Based on the number of Shares of the Company outstanding as specified in the Company's Form 10-Q for the quarter ended September 30, 1994, and giving effect to the exercise of the Warrant, the aggregate number of 2,333,000 Shares of the Company would represent approximately 6.2% of the Company's outstanding Shares.

     (b) Subject to the rights of the Company under the Securities Acquisition Agreement as summarized in Item 6, CCL has the sole power to vote and to dispose of the Shares set forth in paragraph (a) above.

     (c) Neither CCL nor Corning, nor to the best knowledge of CCL and Corning, any of the persons listed on Schedule I hereto, has during the sixty days prior to the filing of this statement effected any transaction in the Company s Shares.

     (d)  None.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationship
          With Respect to Securities of the Issuer.

     The 333,000 Shares purchased and the Warrant to purchase an additional 2,000,000 Shares were purchased by CCL on June 28, 1994 pursuant to the Securities Acquisition Agreement. See Item
3. The Securities Acquisition Agreement provides, among other things, that until May 2, 1999 or until CCL disposes of its Shares, CCL and its affiliates will not seek to acquire more than six percent (6%) of the outstanding Shares (calculated on a fully diluted basis), participate in a group seeking to acquire the Company, engage in a proxy contest with respect to the Company, or otherwise seek to control the management, directors, or affairs of the Company. The Securities Acquisition Agreement also provides generally that CCL may not sell its Shares to persons holding more than 1% of the outstanding shares, or 5% in the case of an institutional investor whose identity the Company has approved in advance and, under certain circumstances, for a right of first refusal in favor of the Company in the event CCL desires to sell its Shares prior to May 2, 1999. The Securities Acquisition Agreement generally requires CCL through May 2, 1999 to vote its Shares in accordance with the recommendation of the Company's management. The Securities Acquisition Agreement also provides CCL with certain rights to cause the Company to register the Shares it acquired under the Securities Acquisition Agreement, including the Shares purchased under the Warrant.

Item 7.       Material to be Filed as Exhibits.

     1. Securities Acquisition Agreement dated as of May 2, 1994 between International Technology Corporation and MetPath Inc. (incorporated by reference to Exhibit 10(ii)(14) of the annual report on Form 10-K of the Company for the year ended March 31, 1994).

     2. Warrant dated June 28, 1994 issued by International Technology Corporation in favor of MetPath to purchase 2,000,000 shares of the Company s common stock at an exercise price of $5.00 per share (incorporated by reference to the exhibit to the Securities Acquisition Agreement filed as Exhibit 10(ii)(14) of the annual report on Form 10-K of the Company for the year ended March 31, 1994).

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


February 22, 1995

                              CORNING INCORPORATED

                              By:  /s/ M. Ann Gosnell
                                   M. Ann Gosnell
                                   Assistant Secretary


                              CORNING CLINICAL LABORATORIES INC.

                              By:  /s/ Leo C. Farrenkopf
                                   Leo C. Farrenkopf
                                   Associate General Counsel and
                                   Assistant Secretary

                              SCHEDULE I


DIRECTORS AND EXECUTIVE OFFICERS OF CORNING INCORPORATED


     The following table sets forth the name and business address and principal occupation or employment of each director and executive officer of Corning Incorporated serving as such on January 31, 1995. Unless otherwise specified, the business address of each such person is Riverfront Plaza, Corning, New York 14831. Each occupation set forth opposite an individual's name, unless otherwise indicated, refers to employment with Corning. Each person is a citizen of the United States of America.




Name and Title                Principal Occupation


James R. Houghton             Chairman of the Board and
(Chairman of the Board        Chief Executive Officer
Chief Executive officer)

Roger G. Ackerman             President,
(President,                   Chief Operating Officer and
Chief Operating Officer and   Director
Director)

Van C. Campbell               Vice Chairman
(Vice Chairman                and Director
and Director)

Dr. David A. Duke             Vice Chairman
(Vice Chairman                and Director
and Director)

Kenneth W. Freeman            Executive Vice President
(Executive Vice President)

Norman E. Garrity             Executive Vice President
(Executive Vice President)

John W. Loose                 Executive Vice President
(Executive Vice President)

James M. Ramich               Executive Vice President
(Executive Vice President)

Jan H. Suwinski               Executive Vice President
(Executive Vice President)

Peter Booth                   Senior Vice President
(Senior Vice President)

Robert L. Ecklin              Senior Vice President
(Senior Vice President)

Robert C. Forrest             Senior Vice President
(Senior Vice President)

Larry Aiello, Jr.             Vice President and
(Vice President               Controller
and Controller)

Sandra L. Helton              Senior Vice President and
(Senior Vice President and    Treasurer
Treasurer)

A. John Peck, Jr.             Secretary
(Secretary)

William C. Ughetta            Senior Vice President
(Senior Vice President        and General Counsel
and General Counsel)

Robert Barker                 Director, Center for the
(Director)                    Environment
                              Cornell University
                              425 Hollister Hall
                              Ithaca, NY  14853

Mary L. Bundy                 Clinical Social Worker
(Director)                    170 East 79th Street
                              New York, New York 10021-0436

Barber B. Conable, Jr.        Retired President, The World
(Director)                    Bank
                              P.O. Box 213
                              10532 Alexander Road
                              Alexander, New York 14005

John H. Foster                Chairman and Chief Executive
(Director)                    Officer
                              NovaCare, Inc.
                              1016 W. Ninth Avenue
                              King of Prussia, PA 19406

Gordon Gund                   President and Chief Executive
(Director)                    Officer, Gund Investment
                              Corporation
                              14 Nassau Street
                              P.O. Box 449
                              Princeton, NJ 08542-0449

John M. Hennessy              Chairman of Executive Board and
(Director)                    Chief Executive Officer
                              CS First Boston Group
                              Park Avenue Plaza
                              New York, NY 10055

Vernon E. Jordan, Jr., Esq.   Akin, Gump, Strauss, Hauer &
(Director)                    Feld
                              1333 New Hampshire Avenue, NW
                              Suite 400
                              Washington, D.C. 20036

James W. Kinnear              Retired President and Chief
(Director)                    Executive Officer, Texaco Inc.
                              10 Stamford Forum
                              P.O. Box 120
                              Stamford, CT 06904

James J. O Connor             Chairman of the Board and
(Director)                    Chief Executive Officer,
                              Commonwealth Edison Company
                              One First National Plaza
                              P.O. Box 767
                              Chicago, IL 60690

Catherine A. Rein             Executive Vice President
(Director)                    Metropolitan Life Insurance
                              Company
                              One Madison Avenue
                              New York, NY 10010

Dr. Henry Rosovsky            Harvard University
(Director)                    Littauer Center 218
                              Cambridge, MA 02138

William D. Smithburg          Chairman and Chief Executive
(Director)                    Officer, The Quaker Oats
                              Company
                              321 N. Clark Street
                              Quaker Tower
                              Chicago, IL 60610

Robert G. Stone, Jr.          Chairman of the Board
(Director)                    Kirby Corporation
                              405 Lexington Avenue
                              Chrysler Building
                              39th Floor
                              New York, NY 10174-0039

               DIRECTORS AND EXECUTIVE OFFICERS OF
                CORNING CLINICAL LABORATORIES INC.


     The following table sets forth the name and business address and principal occupation or employment of each director and executive officer of Corning Clinical Laboratories Inc. serving as of January 31, 1995. Unless otherwise specified, the business address of each person is Riverfront Plaza, Corning, New York, 14831. Each occupation set forth opposite an individual's name, unless otherwise indicated, refers to employment with CCL. Each person is a citizen of the United States of America.


Name and Title                Principal Occupation

Randy H. Thurman              President and
(Chairman of the Board        Chief Executive Officer of Corning
and CEO of Corning            Life Sciences Inc.
Clinical Laboratories Inc.)   450 Park Avenue
One Malcolm Avenue            New York, NY 10022
Teterboro, NJ 07608

James R. Houghton             Chairman of the
(Director)                    Board and Chief
                              Executive Officer of Corning

Van C. Campbell               Vice Chairman of Corning
(Director)

Roger G. Ackerman             President and Chief
(Director)                    Operating Officer of Corning

David A. Duke                 Vice Chairman of Corning
(Director)

Kim D. Lamon, M.D.            Executive Vice President
                              and Chief Medical Officer

Alister W. Reynolds           Executive Vice President and
                              Director of Operations

S. Raymond Gambino, M.D.      Executive Vice President
                              and Chief Medical Officer Emeritus

Douglas M. VanOort            Senior Vice President

Michael J. Bachich            Senior Vice President and
                              Chief Information Officer

Raymond C. Marier             Senior Vice President,
                              General Counsel and
                              Secretary

Joseph E. O'Brien, M.D.       Senior Vice President, Lab Medicine
                              and Lab Director

James D. Utterback            Senior Vice President,
                              Human Resources

Lydia J. Zinzi                Senior Vice President
                              Strategic Marketing

James D. Chambers             Senior Vice President, Treasurer
                              and Chief Financial Officer